Exhibit 4.2

ROSS MILLER
Secretary of State                                        Document Number
206 North Carson Street                                   20090565996-91
Carson City, Nevada 89701-4298                            Filing Date and Time
(775) 684-5708                                            7/22/2009 3:42 PM
Website: www.nvsos.gov                                    Entity Number
                                                          E0112862009-0

                                                          Filed in the office of
    CERTIFICATE OF DESIGNATION                            /s/ Ross Miller
    (Pursuant to NRS 78.1955)                             Ross Miller
                                                          Secretary of State
                                                          State of Nevada

                                              ABOVE SPACE IS FOR OFFICE USE ONLY


           CERTIFICATE OF DESIGNATION FOR NEVADA PROFIT CORPORATIONS
                           (PURSUANT TO NRS 78.1955)

1. Name of Corporation:

Ciralight Global, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

     (a) DESIGNATION. The series of preferred stock created hereby shall be designated the Series A Preferred Stock (" Series A Preferred Stock")

     (b) AUTHORIZED SHARES. The number of shares of Series A Preferred Stock shall be One Million (1,000,000) shares having a par value of $.001 per share.

     (c) LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the corporation, either voluntary or involuntary, after setting apart or paying in full the preferential amounts due to holders of senior capital stock, if any, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the corporation to the holders of junior capital stock, including common stock, an amount equal to $1.00 per share, plus accrued and unpaid dividends ("Liquidation Preference"). If upon such liquidation or winding up of the corporation, the assets of the corporation available for distribution to the holder of the Series A Preferred (continued on page 2)

3. Effective date of filing (optional):
(must be no later than 90 days after the certificate is filed)

4. Signature (Required)


/s/ Jeffery Brain, CFO
------------------------------
Jeffery Brain, CFO

          Stock shall be insufficient to permit in full payment of the Liquidation Preference, then all such assets of the corporation shall be distributed ratably among the holders of the Series A Preferred Stock. Neither the consolidation or merger of the corporation nor the sale, lease or transfer by the corporation of all or part of its assets shall be deemed a liquidation, dissolution or winding up of the corporation for purposes of this Section (c).

     (d) DIVIDENDS. The Series A Preferred Stock shall not be entitled to receive any dividends.

     (e) VOTING RIGHTS. At any given time, the aggregate number of Series A Preferred Stock outstanding shall have the right to vote that number of shares (when added to holder's 3,200,000 shares of common stock) necessary to provide the holder of the Series A Preferred Stock with the right to vote 51% of the total votes necessary for the election of directors and for any acquisition or merger transaction.

     (f) REDEMPTION RIGHTS. The corporation shall have the right at any time to redeem shares of Series A Preferred Stock by paying the holder of same $1.00 per share redeemed. Such redemption may occur any time the corporation has money legally available for such redemption and when the Board of Directors approves such redemption.